

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3030</u>

February 26, 2009

James W. Green
President and Chief Executive Officer
Analogic Corporation
8 Centennial Drive
Peabody, Massachusetts 01960

  Re: **Analogic Corporation**
     Form 10-K for the fiscal year ended July 31, 2008
     Filed September 29, 2008
     File No. 0-6715

Dear Mr. Green:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any comments.

       Sincerely,

       Tim Buchmiller
       Senior Attorney